FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

RELEVANT EVENT

CALL TO ANNUAL GENERAL ORDINARY AND EXTRAORDINARY

SHAREHOLDERS MEETING TO BE HELD ON APRIL 23, 2025

Ciudad Autónoma de Buenos Aires, March 5, 2025

Messrs.

Securities and Exchange Commission

RE:	Relevant Event. Call to Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 23, 2025

Dear Sirs,

I am pleased to address you, in my capacity as Head of Market Relations of Banco BBVA Argentina S.A., in order to inform you that the Board of Directors, in its meeting held today, has resolved to call the Annual Ordinary and Extraordinary General Shareholders' Meeting for next April 23, 2025 at 3:00 p.m., to be held at Av. Córdoba 111, 1st floor, in the Ciudad Autónoma de Buenos Aires, which is not the registered office, exclusively in person.

BANCO BBVA ARGENTINA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.
Date: March 05, 2025	By: /s/ Carmen Morillo Arroyo

Name: Carmen Morillo Arroyo
Title: Chief Financial Officer